Exhibit 99.1

Innoviz Technologies Appoints Yoav Har-Even as Chairperson of the Board of Directors

Former President & CEO of Rafael Advanced Defense Systems and Retired IDF Major General to

Lead the Board of Directors as Innoviz Builds on Its Momentum in Defense and Homeland Security Markets

TEL AVIV, Israel, August 31, 2026 /PRNewswire/ -- Innoviz Technologies Ltd. (NASDAQ: INVZ) (the “Company” or ”Innoviz”), a leading supplier of high-performance, automotive-grade LiDAR sensor platforms for autonomous driving, defense and homeland security, industrial, and smart infrastructure applications, today announced that its Board of Directors (the “Board”) has appointed Yoav Har-Even, a member of the Board, to serve as Chairperson, effective immediately. Mr. Har-Even succeeds Amichai Steimberg, who has elected to step down as Chairperson after leading the Board since the Company's listing on Nasdaq in April 2021. Mr. Steimberg will continue to serve as a member of the Board.

Mr. Har-Even has served on our Board since July 2026. Mr. Har-Even served as President and Chief Executive Officer of Rafael Advanced Defense Systems Ltd. from 2016 to 2024, where he led the company's global operations, technology development, manufacturing and international business activities. Prior to joining Rafael, Mr. Har-Even served for more than three decades in the Israel Defense Forces, retiring with the rank of Major General (Ret.); his senior positions included Head of the Operations Directorate, Chief of Staff of the Ground Forces Command and Commander of an Armored Division. Mr. Har-Even currently serves as chairperson of the board of directors of Sindiana Technologies (S.T.) Ltd. and as a member of the advisory boards of Ondas Holdings Inc. and Massivit 3D Printing Technologies Ltd. Mr. Har-Even holds a B.A. in Economics and Political Science and an Executive MBA (cum laude), both from Tel Aviv University.

"On behalf of the Board and the Innoviz team, I want to thank Amichai for his leadership as Chairperson since our Nasdaq listing," said Omer Keilaf, Founder and CEO of Innoviz. "We are grateful for his contributions and glad that he remains on our Board. Mr. Har-Even's appointment as Chairperson reflects the strategic weight defense and security now carry for Innoviz. His experience leading Rafael and his years at the highest levels of the IDF give the Board deep insight into this space, strengthening Innoviz's ability to scale in these markets."

"I am honored to take on this role at an important time for Innoviz," said Mr. Har-Even. "Defense and security represent a substantial opportunity for the Company, and LiDAR is becoming a critical sensing layer in areas such as counter-UAS, unmanned ground vehicles, and perimeter security. I look forward to working with Mr. Keilaf and the Board to build on that momentum in the years ahead."

"It has been a privilege to chair this Board through Innoviz's transition to a public company and its growth into new markets," said Mr. Steimberg. "Mr. Har-Even is the right leader to guide the Board as the Company builds on that foundation, and I look forward to continuing to support Innoviz's progress as a member of the Board."

About Innoviz

Innoviz is a leading provider of LiDAR technology, serving as a Tier-1 supplier to the world's leading automotive manufacturers while extending its existing sensing solutions into defense, homeland security, industrial, and smart infrastructure markets.

Innoviz's LiDAR sensors and complementary software suite are designed to deliver exceptional range, resolution, and reliability, providing accurate 3D sensing even in harsh weather conditions. Built to meet the automotive industry's strict standards for performance and safety, Innoviz's sensors are increasingly supplied for applications that demand precise, real-time spatial awareness and continuous object localization.

Operating across the U.S., Europe, and Asia, Innoviz designs solutions for automotive OEMs, system integrators, municipalities, commercial enterprises, government organizations, and other customers worldwide. Under the Perciz brand, Innoviz offers its existing automotive-grade LiDAR sensors for defense, counter-UAS, perimeter intrusion detection, and homeland security applications. For more information, visit innoviz.tech.

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Forward Looking Statements

This announcement contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the services and products offered by Innoviz, the anticipated technological capability of Innoviz's products, the markets in which Innoviz operates, and the Company’s ability to successfully enter and compete in the defense and homeland security markets, and the potential for synergies between the Company’s automotive and defense market activities. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," “potential”, "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this announcement, including but not limited to, the ability to implement business plans, forecasts, and other expectations, the ability to achieve broader market adoption of Innoviz's products and solutions, the risks associated with the defense and homeland security market, including procurement cycles, budgetary constraints and regulatory and export control considerations, the early stage of the Company’s defense and security business, and our expectations regarding the impact of geopolitical developments in the Middle East including the evolving conflict in Israel on our ongoing operations. The foregoing list is not exhaustive. You should carefully consider such risk and the other risks and uncertainties described in Innoviz's annual report on Form 20-F for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission ("SEC") on March 4, 2026, and in other documents filed by Innoviz from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Innoviz assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Innoviz gives no assurance that it will achieve its expectations.

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